EXHIBIT A

                      LETTER TO STOCKHOLDERS


                   ______________________, 1997




Dear Stockholder:

          Although you have not heard from us in a long time, our records indicate that you are a holder of common stock of PTI, Inc. (formerly known as Physio Technology, Inc.) ("PTI" or the "Company") in the amount stated on the label beside your name below. Enclosed is a report filed with the Securities and Exchange Commission, which sets forth in some detail further information concerning a corporate transaction summarized in this letter.

          This transaction will result in your receiving $.01 for each share of common stock you own of record in PTI. By filing a notice with the Company prior to _______________, as described on Pages 21 and 22 of the enclosure, you will have the right to dissent from this transaction and receive an appraised value for your stock. That value may be more or less than the $.01 you will receive if you do nothing. If you do not file a notice of dissent within such period you will receive, within a few days after ________________, a check for the value of your shares as set forth above. Upon receipt of those funds, all interest you have in the Company will be terminated and it is suggested that you either destroy your stock certificate(s) or make a notation on the face that the certificate is no longer valid. Because of the small amount involved, we are not requiring stockholders to return their certificates to the Company.

          The reason you will receive a cash payment for your shares is that Castel Holdings, Inc. ("CHI"), which owns 96% of PTI's outstanding stock, intends to cause PTI to be merged into CHI pursuant to Kansas law (the "Merger"). Therefore, PTI will no longer exist as a free standing corporation. The value of $.01 per share was established by CHI for the reasons stated in the enclosure. Those reasons can be summarized as follows:


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          (1)  As of the month end prior to the expected
     Merger, PTI had a negative net worth of $_____________.

          (2) In 1995, PTI transferred substantially all of its intellectual property and operating assets (which had a net book value of only about $111,000) to its then parent company in exchange for cancellation of indebtedness of about four times that amount.

          (3)  PTI has no employees.

          (4)  Approximately 68% of PTI's annual sales
     volume is to one customer, which has other sources available and provides PTI with all employees and resources needed to conduct its business.


          (5)  The most recent arms length sale of any
     significant block of stock was $.01 per share.

          CHI is a Kansas corporation wholly owned by me and members of my family. CHI's ownership of 96% of PTI arose primarily due to purchases of substantial amounts of convertible debt from the original holder several years ago. At the time of that purchase, we had hoped to be able to conserve some value not only for ourselves but for all shareholders. As described in more detail in the enclosure, however, our efforts were unsuccessful and more and more PTI's continued existence depended on my personal financial support given through guarantees of indebtedness, cash advances and waivers of interest and other compensation to which I would have been entitled under the terms of such advances. Throughout this period, PTI continued its business of designing, assembling and selling electromedical devices to promote healing, but its sales and market share declined significantly. Because there was no trading market in PTI's stock and the entire company had little or no economic value, I felt there was little or no benefit in preparing reports to shareholders and making filings with the Securities and Exchange Commission and did not incur the expense of preparing those reports and filings.



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          In 1995, a company controlled by me (HC, Inc.), which
then owned approximately 90% of PTI's stock, acquired substantially all of the operating assets of PTI in exchange for cancellation of indebtedness which totaled about four times the book value of the assets acquired. That transaction was effected because HC, Inc. was proposing to invest in a start-up company which would become a customer of PTI. The venture required a cash investment of more than $200,000, required the granting of a security interest to a lender in all of PTI's assets and guarantees of lines of credit aggregating $1,300,000. Financial commitments of this magnitude were beyond the capability of PTI, so HC, Inc. acquired PTI's assets in exchange for the cancellation of indebtedness as described above and I raised the cash and provided the guarantees needed for the venture personally.

          In April of 1995, the new venture was sold to a subsidiary of Sun Healthcare Systems, Inc., a New York Stock Exchange listed company. The purchaser acquired all of the stock of HC, Inc., which prior to the transfer distributed all of the PTI stock to me and my family as HC's sole shareholders. We then transferred the stock to CHI. As part of the purchase transaction CHI agreed that it would acquire the remaining few assets of PTI through a short form merger transaction, transfer those assets to the purchaser and, in exchange, receive reimbursement from the purchaser of all of PTI's liabilities, which still exceed its assets by a large margin.

          As indicated above, the Merger provides for the payment by CHI of $.01 for each share of stock owned by PTI's public
stockholders.   We believe that the stock in actuality has no
value; however, as part of a settlement of a dispute with a relatively large shareholder/supplier, I paid $.01 per share for approximately 1,000,000 shares. The Merger will provide the same consideration to the public stockholders.


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          Your patience over the years has been appreciated.
After I acquired the major interest in PTI through HC, Inc., I had hoped to be able to raise additional capital and restore the company to independent profitable operations. Unfortunately, that did not work out and there has been no outlet for the purchase of PTI stock which would enable stockholders to make a sale to establish their loss. At least with this Merger, the stockholders will achieve a final resolution of their investment and, hopefully, move on to better things.

          If you have any questions, please feel free to contact me.

                                        Very truly yours,